CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0002

October 24, 2011

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[CONFIDENTIAL ***]”.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara S. Jacobs
Evan Jacobson
Stephen Krikorian
Tamara Tangen

Re:	Jive Software, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 5, 2011
File No. 333-176483

Ladies and Gentlemen:

On behalf of Jive Software, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 20, 2011, relating to Amendment No. 2 to the Company’s Registration Statement (“Amendment No. 2”) filed with the Commission on October 5, 2011. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of the Company’s Amendment No.3 to Registration Statement (“Amendment No. 3”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 3.

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0002

Securities and Exchange Commission

October 24, 2011

Prospectus Summary

Overview, page 1

1.	We reissue prior comment 3 in part; you do not appear to have provided the reports from MarketTools, Inc. and Forrester Research referenced in your prospectus, and have not clearly marked each source provided to highlight the applicable portion or section containing the statistic, and included a cross-reference to the appropriate location in your prospectus. In addition, please file a consent from MarketTools, Inc. or tell us why a consent is not required to be filed.

The Company is supplementally providing to the Staff under separate cover the full report from Forrester Research. The Company also supplementally advises the Staff that MarketTools, Inc. did not issue a report to the Company, but rather provided the Company access to the customer survey data, which MarketTools gathered for the Company, through its online website. Screenshots of such data are being provided to the Staff under separate cover. The Company has marked the data as requested. The Company respectfully advises the Staff that the MarketTools report was a customer survey that was prepared for the Company in 2010 for marketing and research purposes and not for purposes of the Registration Statement. It was not intended as any kind of industry report, but rather to survey realized benefits of the Company’s products. The Company uses this survey data primarily as part of its sales and marketing process. In fact, the Company had not contemplated commencing preparation for an initial public offering at the time the survey was commissioned or completed. The Company is not portraying MarketTools as an expert with respect to the Registration Statement, nor is the data summarized in Amendment No. 3 presented as the report or opinion of an expert. As a result, the Company does not believe that a consent from MarketTools, Inc. is required to be filed under Securities Act Rule 436.

2.	We reissue prior comment 4 in part; please revise the first sentence of the first paragraph to indicate that the statement is your belief. Please make a similar revision on page 69.

The Company has revised the first sentence of the “Overview” section and pages 68 and 69.

3.	Please revise pages 2 and 69 to include disclosure consistent with your response to prior comment 6.

The Company has revised the disclosure on pages 2, 68 and 69.

4.	We note that you have revised the paragraphs beginning with “Our subscription license...” on pages 2 and 70. You state that financial visibility is provided “through renewable revenues and cash flows created by contract terms typically ranging from 12 to 36 months.” In the last paragraph of your response to prior comment 5 you state that “the majority of [your] contracts are for one year license terms with no contractual commitment beyond the current term” and that “most of the amount of contracted revenue is already reflected as deferred revenue.” Please clarify the quantitative significance, in amount of revenue and number of contracts, of multi-year contracts. Your response strongly suggests that multi-year contracts do not occur often, however, in your response to prior comment 11 you indicate that billings with contact terms exceeding 12 months represented 10% of billings. Please reconcile these statements and revise your disclosure throughout the registration statement to ensure that characterizing your contracts as “typically ranging from 12 to 36 months” is not inappropriate. In this regard, the use of the word typically, does not appear to communicate that most contracts are for a period of 12 months.

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0002

Securities and Exchange Commission

October 24, 2011

The Company has revised the sentences describing the Company’s contract terms on pages [2] and [69] to remove the reference to contract terms typically ranging from 12 to 36 months. The use of the word typically was intended to provide the reader with the range of contract terms available to the Company’s customers. It was not intended to indicate that the typical contract range is greater than twelve months. As the Company has disclosed elsewhere that the majority of its contract terms are for twelve months, the inconsistent reference to the term length was removed.

The Company confirms that the majority of the Company’s contracts when measured in number of contracts and total billings are for one year license terms with no contractual commitment beyond the current term. The Company further advises the Staff that there are two forms of multi-year contracts. Pursuant to the first type of multi-year contract, a customer is billed up-front for the full contract term and the amount of revenue related to the periods beyond 12 months is included in long term deferred revenue. Pursuant to the second type of multi-year contract, a customer commits to multiple years but elects to pay for that contract annually. The portion of the second type of contract relating to periods beyond the annual period billed is not included in deferred revenue, but rather comprises backlog. The Company supplementally advises the Staff that unbilled backlog as of September 30, 2011 was [CONFIDENTIAL****** CONFIDENTIAL] and to the extent to which it is able to bill for that backlog in future periods it would represent revenue that would get recognized between 2012 and 2016. The Company also advises the Staff that one customer who entered into a five year contract billed annually represents 19% of the backlog balance as of September 30, 2011. Accordingly, the Company advises the Staff that it does not believe that its backlog is material to its expected revenue in future years. Additionally, the Company believes that as it grows and the complexity of its business increases, the disclosure of unbilled backlog could potentially be misleading as investors would be unaware of when backlog would ultimately turn into billings and recognized revenue in future periods. The Company believes that investors would have clearer visibility into the expected performance of the Company through the current disclosure regarding billings and as the deferred revenue balance changes over time. The Company further clarifies that it does not feel that indicating that 10% of billings in the first six months of 2011 is contradictory because it indicates that 90% of billings for the first six months of 2011 was for contracts terms equal to twelve months and that would support the prior disclosure that the majority of contracts are for one year license terms. The disclosure was also updated to disclose that billings in the first nine months of 2011 related to contract terms greater than one year was 12%.

Industry, page 2

5.	We note your response to prior comment 7. The materials provided do not appear to support your statements on page 2; please revise to disclose that each statement is your opinion. Make similar to revisions to the corresponding disclosure on page 70.

The Company has revised the disclosure on pages 2, 68 and 69.

Our Solution, page 3

6.	We note your response to prior comment 8. Please further revise the penultimate bullet point on page 3 to briefly explain OpenSocial specifications.

The Company has revised the bullet point on page 3.

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0002

Securities and Exchange Commission

October 24, 2011

Risk Factors

“Changes in laws and/or regulations related to the Internet or related to privacy...,” page 16

7.	We reissue prior comment 17; please revise to include a more detailed discussion of adopted or proposed laws or regulations that pose a specific risk to your company.

The Company has revised this risk factor on page 16.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting our Performance, page 42

8.	We note your response to prior comment 25. Please revise to disclose the renewal rate for the six months ended June 31, 2010.

The Company has revised the disclosure on page 43.

9.	Please revise your discussion of renewal rates to include disclosure consistent with your response to prior comment 26.

The Company has revised the disclosure on page 43 to further define and clarify the manner in which renewal rates are calculated.

10.	We reissue prior comment 27 in part; please revise your discussion of renewal rates to more fully explain the relationship between upsells and renewal rates. In addition, please revise the last sentence of the paragraph to disclose the period during which, including upsells, your average renewal rate was over 110% for annual subscription values over $50,000.

The Company has revised the disclosure on page 43 to further define and clarify the manner in which renewal rates, including upsell, are derived, and has included a qualitative discussion regarding the components of upsell (i.e. “additional users, page views, modules and additional communities”). In addition to revising the Registration Statement to disclose the impact of including upsell in the calculation of renewal rates for all periods presented, the Company has revised the disclosure in the “Upsell opportunity” paragraph on page 43 to address the relationship of upsell to the initial purchases of its customers.

11.	We note your response to prior comment 28. Given the apparent materiality of upsells, it is unclear why quantitative disclosure of upsells on prior versions of your software during earlier periods is not material to investors. In that regard, we note that your platform was initially launched in 2007, and that you have disclosed the impact of upsells on your renewal rate. Please revise.

The Company has revised the discussion of renewal rates to include the impact of upsells. The Company has also disclosed the impact of upsell as it relates to changes in its average transaction size in the period comparisons. The Company believes that these additional disclosures provide investors sufficient disclosure regarding the impact of upsell transactions on the growth of its business.

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0002

Securities and Exchange Commission

October 24, 2011

12.	Please tell us what consideration you have given to also including a metric that measures renewal rates by the number or percentage of existing customers who renew their contracts after their existing subscription term expires.

Historically, the Company has experienced renewal rates in terms of dollars renewed and on a number of customer basis that have been substantially similar. The Company believes that reporting renewal rates on a dollar basis is a more relevant measure and better indicator of the performance of the Company’s business, as the renewals are calculated based on the value of the revenues and cash flows that are associated with that renewal. In addition, because customers might initially purchase a smaller initial license in dollar amounts, the Company focuses on renewal rates for transactions with total value that exceed $50,000 since the Company believes that such size of transactions represent a significant investment in the Jive platform. In addition, the Company believes that most other companies in the industry report renewal rates on a dollar basis as opposed to number of customers. Accordingly, the Company believes that measuring renewal rates on a dollars basis as opposed to the number of transactions is more meaningful to investors. The Company has revised the disclosure on page 43 to provide qualitative disclosure regarding its renewal rates.

13.	We note that renewal rates are measured based on transactions with annual subscription values over $50,000 and that this population of “renewals represent over 75% of [y]our renewal billings on a dollar basis.” Revise to clarify the periods for which this statistic applies. Similarly, revise the last sentence in this paragraph in the same manner for upsell.

The Company has revised the disclosure on page 43.

14.	In order to place these amounts in the context of your business as a whole, please disclose the number of customers with annual subscription values over $50,000 and what proportion of your total subscription revenue is based on these renewals. Provide this information for all periods presented.

The Company supplementally advises the staff that the number of Jive Engage customers with subscription values over $50,000 was 271, or 41% of its total number Jive Engage customers, as of September 30, 2011.The Company further notes that, as disclosed in the its financial statements attached to the Registration Statement, no single customer accounted for more than 10% of revenue for the year ended December 31, 2010 or the nine months ended September 30, 2011. As discussed in the response to comment 12, the Company believes that measuring the dollar value of renewal rates is more meaningful to investors. Additionally, the Company respectfully submits that it believes that disclosing trended revenues and trended Jive Engage customer counts, renewal rates for transaction over $50,000, the proportion of renewal billings over $50,000 to total renewal billings, upsell renewal rates on transactions over $50,000, and the impact of upsell transactions on changes to the aggregate average transaction size provides sufficient context and disclosure with regard to new, renewal, and upsell transactions.

Results of Operations, page 46

15.	We note your response to prior comment 29. Please revise to provide a more detailed discussion of the impact of upsells on your revenues, if material.

The Company has revised its disclosure on page 43 to reflect the impact of upsell transactions on total average transaction sizes for all periods presented.

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0002

Securities and Exchange Commission

October 24, 2011

Common Stock Valuations, page 65

16.	We are considering all of your responses and disclosures within this section and when you inform us of your estimated price range, we will need sufficient time to review the implications of the IPO price range on these disclosures. This review may cause us to issue additional comments.

The Company acknowledges the Staff’s comment and is providing the Staff a preliminary estimate of the currently contemplated price range via separate confidential correspondence. The Company will provide additional disclosures in an amendment as soon as possible in order to give the Staff sufficient time to review such additional disclosures.

Business

Case Studies, page 73

17.	We note your response to prior comment 34. Please obtain the consent from each client included in this section or tell us why you believe it is appropriate to include this disclosure in your prospectus.

The Company advises the Staff that the customers have reviewed and approved the case studies for general public use and that these case studies are used by the Company publicly for marketing purposes. The Company advises the Staff that the Company considered disclosing the names of these customers in the Registration Statement, but decided that describing why the customers purchased its software and how the customers used and benefited from its software was more important than disclosing the actual customer names. As stated in the industry overview, the Company appreciates that social business software is an emerging market. For this reason, the Company believes that it is important to not only describe the functionality of its software, but also how it is used by customers. The use cases outlined in the prospectus describe what the Company believes are the primary ways in which the customers use the Company’s solution. Further, the Company does not believe that the disclosure of the identity of the customers about which the case studies were written is material to an investment decision.

Non-Employee Director Compensation, page 88

18.	We note your response to prior comment 36. Please revise to disclose how you determined the number of options awarded to Messrs. Lanfri and Robel.

The Company advises the Staff that the number of shares subject to options awarded to each of Messrs. Lanfri and Robel was determined by the Company’s board of directors based on its subjective assessment of the number of options necessary to incent Messrs. Lanfri and Robel to serve on the Company’s board of directors and based on its negotiations with Messrs. Lanfri and Robel. The Company has revised its disclosure on page 89.

19.	We note your response to prior comment 37. Please revise to provide a more detailed discussion of the consulting services provided by Mr. Lochhead. In addition, specify how many options were awarded as compensation for service on the board of directors and how many were awarded in connection with his consulting services. Finally, disclose how you determined the number of options awarded to Mr. Lochhead.

The Company advises the Staff that for a period of approximately 17 months prior to Mr. Lochhead joining the Company’s board of directors, he was engaged by the Company to provide strategic consulting services, including strategic marketing. In connection with that engagement, he was granted options to purchase an aggregate of 176,000 shares of the Company’s common stock.

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0002

Securities and Exchange Commission

October 24, 2011

When Mr. Lochhead was asked to join the Company’s board of directors and serve as a consultant to assist with the Company’s overall business strategy planning, he negotiated with the Company’s board of directors and was granted an additional option to purchase 824,000 shares of the Company’s common stock. In granting such additional option, the Company’s board of directors viewed it as a single grant that was part of one negotiated package and did not distinguish between his service as a consultant and as a member of the Company’s board of directors. Mr. Lochhead resigned from the Company’s board of directors in February 2011 and his consulting agreement was mutually terminated by Mr. Lochhead and the Company in May 2011. Pursuant to the terms of his termination agreement, 412,000 shares were unvested and cancelled on the effective date of such agreement. The Company has revised the disclosure on page 89.

Executive Compensation

Compensation Discussion and Analysis

2010 Bonus Determinations, page 95

20.	We note your response to prior comment 39. For each named executive officer other than Messrs. Zingale and McCracken, please provide a more detailed discussion of the named executive officer’s performance against the individual performance element of the cash bonus program. In addition, disclose their individual performance level and how each of the factors Mr. Zingale considered affected such determination.

The Company respectfully advises the Staff that the prior description in Amendment No. 2 explains the process that was used by Mr. Zingale in determining each named executive officer’s performance. The elements described in Amendment No. 2 on page 95, leadership and the ability to achieve results, were used by Mr. Zingale in his subjective assessment, but as described in Amendment No. 2 it is not possible to quantify the impact of any one factor upon the aggregate bonus decision. We have revised the disclosure on page 95 to describe with more specificity some of the significant elements used by Mr. Zingale with respect to each named executive officer and we respectfully advise the Staff than any further description in the disclosure would not provide information that would aid investors in their decision as to whether to invest in the Company.

21.	We note your response to prior comment 41. Please provide a more detailed discussion of Mr. McCracken’s performance against his performance objectives.

The Company respectfully advises the Staff that, as discussed in Amendment No. 3, Mr. McCracken’s performance was sufficient to meet his full target bonus and that his performance was assessed based on his leadership within the sales organization and his achievement of billings-related metrics. As discussed in Amendment No. 3, disclosure of the billings-related metrics would result in competitive harm and the Company respectfully advises the Staff than any further description related to his leadership related assessment would not provide information that would aid investors in their decision as to whether to invest in the Company.

Principal and Selling Shareholders, page 114

22.	Footnotes 3 and 4 state that Messrs. Goetz and Schlein may be deemed to share voting power and investment control over the shares held by entities affiliated with Sequoia Capital and Kleiner Perkins Caufield & Byers, respectively. Please revise to disclose the other persons who share voting and investment power over the shares beneficially owned by Sequoia Capital and Kleiner Perkins Caufield & Byers. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

The Company has revised footnotes 3 and 4 on page 115.

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0002

Securities and Exchange Commission

October 24, 2011

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

23.	With regard to your response to prior comment 48, please expand your revenue recognition disclosure policy to address the separation of revenue for purposes of presentation as described in your response. In addition, consider disclosing the amount of professional services that are fixed fee and non-fixed fee.

The Company has revised the disclosure on pages 58 and F-9.

24.	We note your response to prior comment 48 regarding your revenue recognition policy arrangements that include professional services billed on a time and material basis. Please explain in detail why you believe that recognizing revenue for license and PCS at the start of the contract is appropriate while the service fee is not fixed or determinable. That is, since you appear to be accounting for these arrangements as a combined element and you have not satisfied one of the revenue recognition criteria, explain why it is appropriate to begin to recognize revenue.

The Company respectfully advises the Staff that in determining the appropriate accounting treatment for the Company’s revenue recognition when it does not have VSOE of fair value for any of the undelivered elements, the Company consulted paragraph 6.021 of KPMG’s Software Revenue Recognition Handbook. Paragraph 6.021 acknowledges that where the undelivered elements in a multiple-element arrangement are services and PCS, and VSOE of fair value does not exist for either undelivered element, an accounting policy election can be made to either (1) recognize the entire arrangement ratably over the period in which the services are expected to be performed or the PCS period, whichever is longer, beginning with delivery of the software, provided all other revenue recognition criteria in ASC Subtopic 985-065 are met, or (2) defer all revenue until either the services or the PCS is the only undelivered element.

The Company has elected the first option as it believes that method more closely reflects the economics of its transactions. The Company delivers access to the software and begins delivering PCS at the date the software is delivered, and the add-on professional services are not essential to the functionality of that software. Additionally, professional services revenue historically has only represented approximately 20% of the Company’s total revenues. Therefore, the Company believes that deferring all revenue until add-on professional services are complete does not best reflect the timing over which revenue is earned. That is, fulfillment activities are occurring throughout the period from delivery of software to the end of the PCS period and the Company believes revenue should be recognized ratably over that period.

The Company further respectfully advises the Staff that professional services sold both as fixed fee and on a time and material basis are delivered to the customer subsequent to delivering access to the software. The services provided include implementation of the application that does not involve significant production, modification or customization of the as-delivered software. Examples of fixed fee services include strategy consulting workshops, training classes, software plug-ins and examples of time and material based services are branding, single sign on integration with other systems and other lightweight customizations. Historically, the Company has experienced a mix of professional services revenues of approximately 60% related to time and material based professional services and 40% related to fixed fee based professional services. The Company believes it will trend towards a heavier weighting of fixed fee services as it becomes more sophisticated in its professional services offerings and in the delivery of those professional services.

For time and material based arrangements, the Company has concluded that the fees contingent on hours of work performed are not fixed and determinable at the start of the arrangement. While certain amounts of time are specified in the arrangement and therefore are considered deliverables that must be considered under ASC 985-605, in most circumstances the customer can elect to cancel or reduce the amount of the services without financial penalty.

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0002

Securities and Exchange Commission

October 24, 2011

If cancelled, no revenue related to the portion of the services cancelled is ever billed to the customer or recognized by the Company. Therefore, the Company has concluded that fees related to time and material professional services arrangements are not fixed or determinable until the actual hours are incurred. In contrast, other fees in the arrangement, such as the license and PCS fees are billed up front and are not in any way contingent on future performance. Those fees are fixed or determinable.

When part of a fee is contingent and part of a fee is fixed there are several methods used in practice to recognize revenue. For instance, KPMG describes several ways of recognizing revenue when part of a fee is fixed and part is not in the context of a multiple deliverable arrangement in paragraph 3.021 of its Software Revenue Recognition Book. For arrangements that constitute a single service unit of accounting there are also several approaches used in practice, all of which prohibit recognition of the contingent component of the fee until it becomes fixed or determinable. The Company uses the contingency adjustment proportional performance model, which allocates the fixed or determinable component of the fee over the service period straight line but defers recognition for contingent fees. When contingent fees become fixed or determinable they are added to the fixed component of the fee and a cumulative catch adjustment is recognized for the proportionate amount of completion of the overall service to date. This approach is described in the CCH Miller Revenue Recognition Guide, KPMG’s Revenue Guidance, and in other interpretive publications.

The Company considered whether the contingent fees could be recognized as they become fixed or determinable in their entirety under the approach outlined in ASC 985-605-55-5. In that model, the fixed fees are recognized over the PCS period and the contingent fees are recognized as they become fixed or determinable in their entirety, with no deferral of a component of the fee. However, the contingent fees in the Company’s arrangement are not usage-based and are not received throughout the PCS period. KPMG’s Accounting for Revenue Arrangements with Multiple Deliverables Manual notes that this method should generally not be analogized to. As such, the Company believes the contingent fees become part of the overall fee as they become fixed or determinable and should be subject to the same straight line pattern of recognition. To do otherwise would implicitly separate elements for which the Company does not have VSOE.

The Company therefore recognizes its license, PCS and fixed fee professional service revenues straight line over the PCS period and defers and recognizes a portion of the non-fixed professional services revenue as the services are provided, with the remainder recognized ratably over the remaining PCS period. The Company believes this method most closely aligns the timing of revenue recognition with when the Company earns this revenue , while respecting the prohibition on recognizing revenue for the portion of the fee that is not yet fixed or determinable. The Company has provided examples below of the timing of revenue recognition for multiple element arrangements with both types of professional services.

Example #1 – one year subscription license sold along with fixed fee services

License = $120,000

Fixed Fee Services = $25,000

Fixed fee services delivered 1/3 month one, 1/3 month two and 1/3 month three

Conclusion: revenue of combined value of $145,000 is recognized ratably over subscription terms of 12 months beginning with delivery of software on day one.

Months 1 -12 = $12,083.33

Example #2 – one year subscription license sold along with time and material (T&M) services

License = $120,000

T&M services estimate = $25,000

T&M services actually billed = $10,000 month two and $12,000 month three

Conclusion:

Month 1 = $120,000/12 = $10,000

Month 2 = $120,000/12 + ($10,000/12)*2 = 11,666.66

Month 3 = $120,000/12 + (10,000/12) + ((12,000/12)*3) = $13,833.33

Months 4-12 = ($120,000 + $22,000)/12 = 11,833.33

Recent Sales of Unregistered Securities

Other Common Stock Issuances, page II-2

25.	We note your revisions in response to prior comment 52. With respect to the investors who were sophisticated, please clarify the access to information afforded to them.

The Company has revised the disclosure on page II-3.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0002

Securities and Exchange Commission

October 24, 2011

Please direct your questions or comments regarding the Company’s responses or Amendment No. 3 to Robert G. Day or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey D. Saper Jeffrey D. Saper

Enclosures

cc (w/encl.):	Anthony Zingale
William R. Pierznik, Esq.
Jive Software, Inc.

Robert G. Day, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Gordon K. Davidson, Esq.
Jeffrey R. Vetter, Esq.
James D. Evans, Esq.
Fenwick & West LLP

Carey A. Wendle
KPMG LLP